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                                 SCHEDULE 13E-4

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ISSUER TENDER OFFER STATEMENT

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          U.S. Office Products Company
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                                (Name of Issuer)
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.001 Per Share
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                         (Title of Class of Securities)

                                  912 325 107
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                     (CUSIP Number of Class of Securities)

                                 Thomas Morgan
                     President and Chief Executive Officer
                          U.S. Office Products Company
               1025 Thomas Jefferson Street, N.W.--Suite 600 East
                             Washington, D.C. 20007
                                 (202) 339-6700
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

           George P. Stamas, Esq.                         Mark D. Director, Esq.
         Wilmer, Cutler & Pickering              Executive Vice President--Administration,
             2445 M Street, N.W.                       General Counsel and Secretary
           Washington, D.C. 20037                      U.S. Office Products Company
               (202) 663-6000                       1025 Thomas Jefferson Street, N.W.
                                                              Suite 600 East
                                                          Washington, D.C. 20007
                                                              (202) 339-6700

                                  May 4, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           Calculation of Filing Fee
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Transaction Valuation $930,000,000*                Amount of Filing Fee $186,000

------------------------

* Assumes purchase at $27.00 per Share of approximately 32 million Shares and 5 million Option Shares (with an average exercise price of $14.00 per Share).

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: _______
  Form or registration no.: _______
  Filing Party: U.S. Office Products Company
  Date Filed: _______
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ITEM 1. SECURITY AND ISSUER.

    (a) The issuer is U.S. Office Products Company, a Delaware corporation (the "Company"). The address of its principal executive office is 1025 Thomas Jefferson Street, N.W., Suite 600 East, Washington, D.C. 20007.

    (b) The Securities which are subject to the Offer are the Company's Common Stock, par value $.001 per share (such shares, together with all other outstanding shares of Common Stock of the Company, are referred to as "Shares"). Information with respect to the exact number of Shares being sought and the consideration being offered therefor is incorporated herein by reference to
Section 1 of the Offer to Purchase, dated May 4, 1998 (the "Offer to Purchase"), filed as Exhibit (a)(ii) hereto. The number of Shares to be purchased by the Company includes Shares that may be tendered upon the exercise of stock options with an exercise prices of less than $27.00 per Share ("Option Shares"). As of April 27, 1998, there were approximately 133,782,354 Shares issued and outstanding, approximately 22 million Option Shares reserved for issuance in connection with outstanding stock options, approximately 8,889,920 additional Shares reserved for issuance upon conversion of the Company's 5 1/2% Convertible Subordinated Notes due 2001 (giving effect to the temporarily reduced conversion price in connection with the Company's offer to exchange such notes for Shares) and 7,278,481 additional Shares reserved for issuance upon conversion of the Company's 5 1/2% Convertible Subordinated Notes due 2003. See "Background and Purpose of the Offer" in the Offer to Purchase and "The Strategic Restructuring Plan--Financing Transactions" in Annex A to the Offer to Purchase.

    The Company has been advised that its executive officers and directors, except for the Chief Executive Officer, Thomas Morgan, intend to participate in the offer to which this statement relates (the "Offer").

    (c) The information set forth in Section 8 of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Section 9 of the Offer to Purchase and "The Strategic Restructuring Plan--Financing Transactions" in Annex A thereto is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a) The information set forth in Section 10 of the Offer to Purchase, the "The Strategic Restructuring Plan--Equity Investment," "Background and Purpose of the Equity Investment," "-- Financing Transactions" and "-- Adjustment to Employee Stock Options" in Annex A thereto is incorporated herein by reference.

    (b) The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase and "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase and "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "The Strategic Restructuring Plan--Equity Investment," "--Background and Purpose of the Equity Investment" and "--Information About the Board of Directors After the Equity Investment" in Annex A to the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in "Background and Purpose of the Offer" and
Section 9 of the Offer to Purchase and "The Strategic Restructuring Plan--Financing Transactions" in Annex A thereto is incorporated herein by reference.

    (f) The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase and "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

    (g) The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase and "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

    (h)-(j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase and "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION

    (a) The information set forth in "Index to Financial Statements" in Annex A to the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in "Index to Financial Statements" in Annex A to the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a) None.

    (b) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

    (d) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

    (e) Reference is made to the exhibits hereto, including the Offer to Purchase, which are incorporated herein by reference in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)    (i) Form of Press Release dated May 4, 1998.

         (ii) Form of Offer to Purchase dated May 4, 1998.

         (iii) Form of Letter dated May 4, 1998 from Thomas Morgan, President and Chief Executive Officer of U.S. Office Products Company to Stockholders.

         (iv) Form of Letter dated May 4, 1998 from Morgan Stanley & Co. Incorporated (Dealer Manager) to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

         (v) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (vi) Form of Letter of Transmittal.

         (vii) Form of Notice of Guaranteed Delivery.

        (viii) Form of proposed advertisement to be printed in the Wall Street Journal on May 4, 1998.

         (ix) (1) Form of Memorandum dated May 4, 1998 from U.S. Office Products Company to Holders of USOP Options; (2) Form of Questions and Answers on Tender Offer and Procedures for Holders of Options; and
              (3) Form of Notice of Instructions (Options).

         (x) (1) Form of Memorandum dated May 4, 1998 from U.S. Office Products Company to Participants in the Employee Stock Purchase Plan; (2) Form of Questions and Answers on Tender Offer and Procedures for Participants in the U.S. Office Products Company Employee Stock Purchase Plan; (3) Form of Tender Instruction Form for Shares in the U.S. Office Products Company Employee Stock Purchase Plan; and
             (4) Form of Notice to Participants in the U.S. Office Products Company Employee Stock Purchase Plan from American Stock Transfer & Trust Company dated May 4, 1998.

         (xi) (1) Form of Memorandum dated May 4, 1998 from the Company to Stockholders who own Pledged Shares; (2) Form of Question and Answers on Tender Offer and Procedures for Stockholders who own Pledged Shares; and (3) Form of Notice of Instructions, Power of Attorney and Agreement (Pledged Shares).

    (b) Commitment Letter dated March 24, 1998 from The Chase Manhattan Bank, Chase Securities Inc., Bankers Trust Company, BT Alex.Brown Incorporated, Merrill Lynch Capital Corporation, and Merrill Lynch, Pierce, Fenner & Smith Incorporated to U.S. Office Products Company, as amended April 22, 1998.

    (c) (i) Agreement dated as of January 13, 1998 between U.S. Office Products Company and Jonathan J. Ledecky (to be filed by amendment).

       (ii) Investment Agreement dated as of January 12, 1998 between U.S. Office Products Company and CDR-PC Acquisition, L.L.C., as amended February 3, 1998.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                U.S. OFFICE PRODUCTS COMPANY

                                By:              /s/ THOMAS MORGAN
                                     -----------------------------------------
                                                   Thomas Morgan
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: May 4, 1998

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